                                         Filed by Westport Resources Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                          Subject Company: Belco Oil & Gas Corp.
                                                  Commission File No.: 001-14256

The following press release was made by Westport Resources Corporation on August 10, 2001.

WESTPORT RESOURCES CORPORATION REPORTS STRONG FINANCIAL AND PRODUCTION RESULTS FOR SECOND QUARTER 2001 - UPDATE ON BELCO OIL & GAS CORP. MERGER

Denver, Colorado, August 10, 2001/ - - Westport Resources Corporation (NYSE:WRC) today reported financial and operating results for the second quarter of 2001. Revenues for the quarter increased 27% to $67.8 million compared to $53.2 million for the second quarter of 2000. Discretionary cash flow for the quarter increased 42% to $51.4 million, or $1.34 per basic common share ($1.31 per diluted common share), compared to $36.3 million, or $1.21 per basic common share and diluted common share, for the same quarter of 2000. Net income for the second quarter increased to $16.7 million, or $0.43 per basic common share ($0.42 per diluted common share), compared to net income of $9.2 million, or $0.31 per basic and diluted common share, for the same quarter of 2000. Revenues for the six months ended June 30, 2001 increased 107% to $162.7 million, compared to revenues of $78.6 million for the first half of last year. Discretionary cash flow for the first six months of 2001 increased 175% to $126.3 million, or $3.29 per basic common share ($3.21 per diluted common share), compared to $46.0 million, or $2.02 per basic common share ($2.00 per diluted common share), for the first half of last year. Net income for the first six months increased to $50.7 million, or $1.32 per basic common share ($1.29 per diluted common share), compared to net income of $10.6 million, or $0.47 per basic common share ($0.46 per diluted common share), for the first half of last year. The strong results reflect the merger with Equitable Production Gulf Company ("EPGC") on April 7, 2000, increases in production, the impact of higher gas prices and continuing cost controls.

SUMMARY DATA
(in thousands except per share data)

                                   Six months ended June 30     Quarter ended June 30
                                   ------------------------    -----------------------
                                      2001          2000          2001         2000
                                   ----------    ----------    ----------   ----------
Production
    Oil (Mbbls)                         1,838         1,707           912          912
    Natural gas (Mmcf)                 21,275        13,504        10,746       10,182
    Mmcfe                              32,303        23,746        16,218       15,654

Average prices
    Oil (per bbl)                  $    24.78    $    26.46    $    23.97   $    26.57
    Natural gas (per Mcf)                5.58          3.10          4.26         3.32
Hedging effect (per Mcfe)                (.04)         (.36)          .01         (.31)

Oil and natural gas sales          $  162,732    $   78,616    $   67,803   $   53,153
Lease operating expense                19,995        15,480         9,522        8,857
     Per Mcfe                             .62           .65           .59          .57
General and administrative costs        6,710         3,204         3,188        2,039
     Per Mcfe                             .21           .13           .20          .13

EBITDAX                               128,939        51,233        52,432       39,510

Discretionary cash flow               126,342        45,945        51,401       36,270
    Per diluted common share             3.21          2.00          1.31         1.21
    Per Mcfe                             3.91          1.93          3.17         2.32

Net income                             50,688        10,606        16,657        9,209
    Per diluted common share             1.29           .46           .42          .31

                                        As of June 30, 2001
                                        -------------------
Balance sheet data
    Working capital                                 78,200
    Total assets                                   626,789
    Total debt                                         162
    Stockholders' equity                           512,078
Estimated proved reserves
    Oil (Mbbls)                                     34,644
    Natural gas (Mmcf)                             236,692
    Total Mmcfe                                    444,556
    Percent proved developed                          80.3%
    Net present value (in thousands)               636,874
    Reserve life index (in years)                      6.9

PRODUCTION AND OIL AND GAS PRICES

Total average daily production for the second quarter 2001 increased 4% to 178.2 Mmcfe/d (34% oil) compared to 172.0 Mmcfe/d for the prior year period. Total daily production for the month of June 2001 averaged a record 197.8 Mmcfe/d.

Realized gas prices for the quarter averaged $4.26 per Mcf, an increase of 28% compared to $3.32 per Mcf for the prior year period. Oil prices averaged $23.97 per barrel for the quarter a 9.8% decrease compared to $26.57 per barrel for second quarter 2000. Hedging transactions had the effect of increasing oil and natural gas revenues by $0.2 million, or

$0.01 per Mcfe for the six months ended June 30, 2001, and reduced oil and natural gas revenues by $4.9 million, or $0.31 per Mcfe, for the three months ended June 30, 2001 and 2000, respectively. The Company currently has three hedges in place for the year 2001, covering an average of 26,181 Mmbtu/d. All three hedges are costless collars, having an average floor of $4.89 per Mcf and an average ceiling of $6.79 per Mcf. The Company also has two costless collar hedges in place for 2002. The first is for 10,000 Mmbtu/d, having a floor of $4.50 per Mmbtu and a ceiling of $6.75 per Mmbtu, and the second is for 2,000 Bbls/d, having a floor of $25.00 per barrel and a ceiling of $28.00 per barrel. A costless collar hedge is in place for 2003 for 2,000 Bbls/d with a floor of $23.25 per barrel and a ceiling of $26.00 per barrel.

MID-YEAR RESERVE REPORT

In connection with the proposed merger with Belco Oil & Gas Corp., the Company updated its reserve forecast to June 30, 2001. As of June 30, 2001 Westport reported 444.6 Bcfe of proved reserves compared to 454.3 Bcfe as of December 31, 2000. During the six month period the Company added 38.4 Bcfe of reserves due to positive revisions relating to property performance, exploitation activities, discoveries and extensions, produced 32.2 Bcfe and had negative revisions of
15.9 Bcfe due primarily to the decline in natural gas prices from approximately $9.50 per Mcf at December 31, 2000 to $3.22 per Mcf at June 30, 2001.

SECOND QUARTER OPERATIONAL HIGHLIGHTS AND OUTLOOK

ONSHORE

Through the end of the second quarter of 2001 the Company participated in the drilling of four horizontal wells in the South Fryburg Area of the Williston Basin, in which Westport's working interest averages 50%. Production from these wells is averaging approximately 200 Bbls of oil per day per well. Westport is currently drilling an additional horizontal well in the field and plans to participate in five or six additional horizontal wells during the second half of 2001. Westport is also planning to drill a vertical Tyler formation well in September.

During the second quarter of 2001 Westport continued its successful horizontal drilling program in the Wiley Field of North Dakota, in which Westport holds a 54% working interest. Seven horizontal wells were drilled in the second quarter resulting in an increase in production of 900 Bbls of oil per day. Westport plans to drill an additional ten horizontal wells in the Wiley Field during the second half of 2001.

OFFSHORE

At East Cameron Block 104 production commenced in June at initial rates of 9 Mmcf/d gross. Westport owns a 60% working interest and is operator.

Production on West Cameron Block 370 commenced in May at the initial rate of 33 Mmcf/d gross. Westport owns a 60% working interest and is operator.

During the second quarter the Company drilled a second well in East Cameron Block 369 with an estimated 149 net feet of pay. A platform is expected to be set later this year and production is scheduled to commence within the first half of 2002. Westport owns a 60% working interest and is operator.

Production began from the Eugene Island 45 #1 well in June at an initial rate of
4.5 Mmcf/d gross. A third well drilled on this block in the second quarter encountered 49 net feet of pay. Production from this well is expected to commence in the second half of 2001 at similar rates as the #1 well.

The Mississippi Canyon Block 322 #2 well was drilled in the second quarter by Walter Oil and Gas with an estimated 50 net feet of pay. A second well was also drilled which encountered 36 net feet of pay. Both wells have been completed and production is expected to commence in the first half of 2002. Westport owns a 25% working interest.

Westport drilled two dry holes in the second quarter, one on Vermilion Block 236 at a net cost of $2.83MM and one on East Cameron Block 348 at a net cost of $2.28MM.

Westport plans a high level of Gulf of Mexico exploration activity in the second half of 2001, with rigs moving in to the following prospects:

                                                                         Estimated Range of
                                              Westport Working            Gross Unrisked
         Lease Block                            Interest %                Reserves (BCFE)          Status
         -----------                          ----------------           ------------------     -------------
          HI 197                                    25                         40-50                 Drilling
          WD 143                                    50                         75-85                 Drilling
          WC 198 A-5                                52.5                       40-50                 Drilling
          HI 84/85                                  52                         25-35                 Drilling
          ST 316                                    50                         50-60            To be drilled
          MC 489                                    30                         60-70            To be drilled

MANAGEMENT COMMENT ON THE PROPOSED MERGER WITH BELCO

"We continue to be excited about our proposed merger with Belco", Donald D. Wolf, CEO and Chairman, said. "We anticipate a number of benefits as a result of the combination. The expanded asset base and operational presence in our core operating areas should allow us to operate more efficiently and compete more aggressively for business opportunities in those areas. We expect to benefit from greater economies of scale to reduce our costs. Our balance sheet, combined with Belco's, should give us greater financial flexibility and lower our cost of capital. The expansion of the public float in our common stock will improve market liquidity for shareholders and should improve our access to capital through the public equity markets." On August 1, 2001 Belco filed a registration statement and joint proxy statement with the Securities and Exchange Commission dated July 31, 2001, which describes the proposed transaction. Each Company has scheduled a shareholder meeting to vote on the merger on August 21, 2001. If approved by the shareholders of each company, the merger is expected to close on August 21, 2001.

The Company estimates that for the full year 2001 on a combined basis Westport and Belco would have oil and gas production of approximately 125 to 135 Bcfe and EBITDAX of $330 million to $340 million, assuming average NYMEX oil and gas prices of approximately $27.00 per barrel of oil and $4.90 per Mcf of gas. Westport expects the combined level of full year 2001 capital expenditures to be approximately $260 million.

CONFERENCE CALL

The Company will host a conference call on Monday, August 13, 2001, beginning at 11:00 a.m. EDT, 9:00 a.m. MDT to discuss these results. To participate in the call, please dial 1-877-270-9495 for calls within the United States and Canada, or 706-679-5434 for International calls. Calls should be made 10 minutes before the conference call is scheduled to start. A replay of the call will also be available through August 20, 2001 by dialing 1-800-642-1687 (US/Canada) or 706-645-9291 (International). The access code is 1468154. In addition, the conference call will be webcast live and archived on Westport's web site, www.westportresourcescorp.com.

Westport is an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the Gulf of Mexico, the Rocky Mountains, West Texas/Mid-Continent and the Gulf Coast.


FORWARD - LOOKING STATEMENTS

The statements in this report regarding estimated reserves, projected capital expenditures and financial results, expected drilling and development activity, reserves exposure, and anticipated merger benefits and impacts, and any other forecasts, projections or guidance that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are inherently uncertain, and actual results may differ materially from those estimated or projected. Factors that can affect the Company's ability to achieve projected results are described in the Company's filings with the Securities and Exchange Commission, including without limitation in the Company's 10-K report filed with the SEC on March 16, 2001, and the Company's 10-Q reports for the first and second quarters of 2001 filed with the SEC on May 9 and August 14, 2001, and the registration statement and joint proxy statement dated July 31, 2001 and filed with the SEC on August 1, 2001 by Belco Oil & Gas Corp. These factors include, among others, the uncertainties inherent in reserve estimations especially for estimates of non-proved reserves and for unrisked estimates on undrilled blocks, operational risks inherent in drilling operations, especially in the offshore environment, with corresponding exposure to delays and significant cost overruns, the highly competitive nature of activity in the oil and gas industry with corresponding shortages of equipment and personnel, the risk of exploratory drilling, the uncertain cost and pricing environment in the oil and gas industry, the Company's inability to control operations on properties it does not operate, availability of capital, regulatory requirements, and uncertainties related to integrating Westport and Belco. The Company has no obligation to update the statements contained in this report or to take action that is described herein or otherwise presently planned.

                         WESTPORT RESOURCES CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                     JUNE 30,      DECEMBER 31,
                                                                                       2001            2000
                                                                                   ------------    ------------
                                                                                    (unaudited)
                                     ASSETS
Current Assets:
    Cash and cash equivalents ..................................................   $     81,727    $     20,154
    Accounts receivable, net ...................................................         32,249          49,200
    Derivative asset ...........................................................          7,401              --
    Prepaid expenses ...........................................................          4,235           4,670
                                                                                   ------------    ------------
        Total current assets ...................................................        125,612          74,024
                                                                                   ------------    ------------
Property and equipment, at cost:
    Oil and natural gas properties, successful efforts method:
      Proved properties ........................................................        654,002         591,367
      Unproved properties ......................................................         42,288          40,653
    Office furniture and equipment .............................................          2,945           2,642
    Leasehold improvements .....................................................            501             501
                                                                                   ------------    ------------
                                                                                        699,736         635,163
Less accumulated depletion, depreciation and amortization ......................       (198,789)       (157,739)
                                                                                   ------------    ------------
        Net property and equipment .............................................        500,947         477,424
                                                                                   ------------    ------------
Other assets ...................................................................            230             383
                                                                                   ------------    ------------
        Total assets ...........................................................   $    626,789    $    551,831
                                                                                   ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable ...........................................................   $     22,700    $     28,547
    Accrued expenses ...........................................................         16,977          19,827
    Ad valorem taxes payable ...................................................          7,188           4,788
    Income taxes payable .......................................................            547             375
                                                                                   ------------    ------------
        Total current liabilities ..............................................         47,412          53,537
                                                                                   ------------    ------------
Long-term debt .................................................................            162             162
Deferred income taxes ..........................................................         65,633          38,503
Other liabilities ..............................................................          1,504           1,573
                                                                                   ------------    ------------
        Total liabilities ......................................................        114,711          93,775
                                                                                   ------------    ------------
Stockholders' equity:
    Common stock , $0.01 par value; 70,000,000 authorized; 38,468,341 and
       38,419,041 shares issued and outstanding at June 30, 2001 and
       December 31, 2000, respectively .........................................            385             384
    Additional paid-in capital .................................................        474,227         472,576
    Retained earnings (accumulated deficit) ....................................         35,785         (14,904)
    Other comprehensive income .................................................          1,681              --
                                                                                   ------------    ------------
       Total stockholders' equity ..............................................        512,078         458,056
                                                                                   ------------    ------------
        Total liabilities and stockholders' equity .............................   $    626,789    $    551,831
                                                                                   ============    ============

                         WESTPORT RESOURCES CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                  FOR THE THREE MONTHS             FOR THE SIX MONTHS
                                                                      ENDED JUNE 30,                  ENDED JUNE 30,
                                                               ----------------------------    ----------------------------
                                                                   2001            2000            2001            2000
                                                               ------------    ------------    ------------    ------------
Operating revenues:
    Oil and natural gas sales ..............................   $     67,803    $     53,153    $    162,732    $     78,616
    Commodity price risk management activities:
      Non-hedge cash settlements ...........................            390              --             467              --
      Non-hedge non-cash change in fair value of
        derivatives ........................................          4,669              --           6,766              --
                                                               ------------    ------------    ------------    ------------
             Net revenues ..................................         72,862          53,153         169,965          78,616

Operating costs and expenses:
    Lease operating expense ................................          9,522           8,857          19,995          15,480
    Production taxes .......................................          2,415           2,376           5,933           4,644
    Transportation costs ...................................          1,290             591           2,685           1,068
    Exploration ............................................          8,259           4,392          10,870           6,263
    Depletion, depreciation and amortization ...............         20,788          16,404          41,029          22,576
    Impairment of unproved properties ......................            743           1,306           1,748           1,541
    Stock compensation expense .............................            727              --           1,271           3,383
    General and administrative .............................          3,188           2,039           6,710           3,204
                                                               ------------    ------------    ------------    ------------

         Total operating expenses ..........................         46,932          35,965          90,241          58,159
                                                               ------------    ------------    ------------    ------------

         Operating income ..................................         25,930          17,188          79,724          20,457
                                                               ------------    ------------    ------------    ------------

Other income (expense):
    Interest expense .......................................           (302)         (3,240)           (591)         (5,288)
    Interest income ........................................            704             182           1,066             375
    Gain (loss) on sale of assets, net .....................             --               6              --             (11)
    Other ..................................................           (100)             32            (375)             32
                                                               ------------    ------------    ------------    ------------
                                                                        302          (3,020)            100          (4,892)
                                                               ------------    ------------    ------------    ------------
Income before income taxes .................................         26,232          14,168          79,824          15,565
Provision for income taxes:
    Current ................................................           (729)             --          (2,006)             --
    Deferred ...............................................         (8,846)         (4,959)        (27,130)         (4,959)
                                                               ------------    ------------    ------------    ------------
         Total provision for income taxes ..................         (9,575)         (4,959)        (29,136)         (4,959)
                                                               ------------    ------------    ------------    ------------
Net income .................................................   $     16,657    $      9,209    $     50,688    $     10,606
                                                               ============    ============    ============    ============

Weighted average number of common shares outstanding:
         Basic .............................................         38,458          29,862          38,447          22,785
                                                               ============    ============    ============    ============

         Diluted ...........................................         39,433          30,046          39,342          22,975
                                                               ============    ============    ============    ============

Net income per common share:
         Basic .............................................   $       0.43    $       0.31    $       1.32    $       0.47
                                                               ============    ============    ============    ============
         Diluted ...........................................   $       0.42    $       0.31    $       1.29    $       0.46
                                                               ============    ============    ============    ============

                         WESTPORT RESOURCES CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                          FOR THE SIX MONTHS ENDED
                                                                                        ----------------------------
                                                                                                  JUNE 30,
                                                                                        ----------------------------
                                                                                            2001            2000
                                                                                        ------------    ------------
Cash flows from operating activities:
    Net income ......................................................................   $     50,688    $     10,606
    Adjustments to reconcile net income to cash provided by operating activities:
      Depletion, depreciation and amortization ......................................         41,029          22,576
      Exploratory dry hole costs ....................................................          6,239           1,739
      Impairment of unproved properties .............................................          1,748           1,541
      Deferred income taxes .........................................................         27,130           4,959
      Stock compensation expense ....................................................          1,271              --
      Change in derivative fair value ...............................................         (6,394)             --
      Director retainers settled for stock ..........................................             --              30
      Loss on sale of assets ........................................................             --              11
      Changes in assets and liabilities, net of effects of acquisitions:
         Decrease (increase) in accounts receivable .................................         16,951         (18,458)
         Decrease (increase) in prepaid expenses ....................................            588            (239)
         Increase (decrease) in accounts payable ....................................         (5,846)            799
         Decrease in accrued expenses ...............................................         (1,216)         (4,402)
         Increase in ad valorem taxes payable .......................................          2,400           1,016
         Increase in income taxes payable ...........................................            306              --
         Decrease in other liabilities ..............................................            (69)         (1,331)
                                                                                        ------------    ------------
Net cash provided by operating activities ...........................................        134,825          18,847
                                                                                        ------------    ------------

Cash flows from investing activities:
      Additions to property and equipment ...........................................        (68,458)        (27,892)
      Proceeds from sales of assets .................................................            654              57
      Merger with EPGC ..............................................................             --         (42,403)
      Other acquisitions ............................................................         (5,695)         (1,454)
      Other .........................................................................             --            (279)
                                                                                        ------------    ------------
Net cash used in investing activities ...............................................        (73,499)        (71,971)
                                                                                        ------------    ------------
Cash flows from financing activities:
      Repayment of long-term debt ...................................................             --            (667)
      Proceeds from issuance of long-term debt ......................................             --          50,000
      Proceeds from issuance of common stock ........................................            247              --
                                                                                        ------------    ------------
Net cash provided by financing activities ...........................................            247          49,333
                                                                                        ------------    ------------

Net increase (decrease) in cash and cash equivalents ................................         61,573          (3,791)

Cash and cash equivalents, beginning of period ......................................         20,154          19,475
                                                                                        ------------    ------------
Cash and cash equivalents, end of period ............................................   $     81,727    $     15,684
                                                                                        ============    ============
Supplemental cash flow information:
      Cash paid for interest ........................................................   $        117    $      3,753
                                                                                        ============    ============
      Cash paid for income taxes ....................................................   $      1,700    $         --
                                                                                        ============    ============

Supplemental schedule of noncash investing and financing activities:
      Common stock issued in connection with the EPGC merger ........................   $         --    $    165,363
                                                                                        ============    ============
      Liabilities assumed in connection with the EPGC merger ........................   $         --    $      1,850
                                                                                        ============    ============

        EPGC merger costs paid by parent ............................................   $         --    $      2,895
                                                                                        ============    ============

INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning Westport's and the combined company's merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made by Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by Westport and Belco with the SEC in connection with the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Westport and Belco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

Westport, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Westport's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.